Exhibit 99.1

                       Solarfun Appoints New CFO

    SHANGHAI--(BUSINESS WIRE)--Oct. 9, 2007--Solarfun Power Holdings Co., Ltd. ( "Solarfun" ) (NASDAQ: SOLF ), an established manufacturer of both photovoltaic (PV) cells and modules in China, today announced that Ms. Amy Liu will assume the role of Chief Financial Officer on October 31, 2007, replacing the outgoing Kevin Wei, whose employment contract expires on the same date. She joins Solarfun from Thermo Fisher Scientific, Inc., a New York Stock Exchange-listed scientific instrument maker, where she was VP - Director of Finance - China and Hong Kong. Ms. Liu will join Solarfun on October 18, 2007 in order to coordinate with Mr. Wei and ensure a smooth transition to her new position.

    Ms. Liu brings a broad background in operations and finance with large multi-national companies and has spent considerable time working in China-based operations. Her experience includes roles in finance, manufacturing, logistics, sourcing, business development and mergers and acquisitions. Ms. Liu holds an MBA and a BA in Economics, and she is a Certified Accountant in China. Prior to her tenure at Thermo Fisher Scientific, she was a Finance Manager in several different business units of DuPont, including Herberts, the coatings subsidiary of Hoechst, which was acquired by DuPont in 1998.

    Chairman Lu Yonghua commented that "Solarfun is extremely pleased to have attracted such a high-caliber finance executive with broad international experience, particularly in Asia. We believe Ms. Liu will be an important member of our management team and contribute greatly to the growth of our company."

    At the end of September, Xihong Deng also resigned from her position as a member of Solarfun's Board of Directors.

    Chairman Lu continued, "I would also like to thank Kevin Wei as well as Board member Xihong Deng for their many contributions to Solarfun in its formative years. Kevin played a leading role in our public offering process and in building our finance team. Xihong was an early investor in Solarfun through her position as Managing Director of Hony Capital, Ltd., and she was a leading member of our international development efforts during her secondment to our company. I am confident that we have the senior management team to take this company to the next level and professionally keep pace with our growth and expansion plans."

    About Solarfun

    Solarfun Power Holdings Co, Ltd. manufactures both PV cells and PV modules, provides PV cell processing services to convert silicon wafers into PV cells, and supplies solar system integration services in China. Solarfun produces both monocrystalline and multicrystalline silicon cells and modules, and manufactures 100% of its modules with in-house produced PV cells. Solarfun sells its products both through third-party distributors, OEM manufacturers and directly to system integrators. Solarfun was founded in 2004 and its products have been certified to TUV and UL safety and quality standards. SOLF-G

    http://www.solarfun.com.cn

    Safe Harbor Statement

    This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Solarfun does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

    CONTACT: Solarfun Power Holdings Co., Ltd.
             Investor Relations, 8621-6306-8907
             IR@solarfun.com.cn
             or
             Christensen
             Cheick Camara, 212-618-1978
             ccamara@ChristensenIR.com
             or
             Shelldy Cheung, 852-2232-3936
             scheung@ChristensenIR.com